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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Vornado Realty L.P.
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   (Last)               (First)                 (Middle)

   Park 80 West, Plaza II
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                                    (Street)

   Saddle Brook                       NJ                          07663
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   7/28/98
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol:
   Capital Trust (CT)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing  (Check applicable line)

   [ x ] Form filed by One Reporting Person

   [   ] Form filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

   8.25% Step Up                     last Business  Class A Common Shares    4,273,500      85.47 Common     D             N/A
   Convertible Trust                 Day before     of Beneficial Interest,                 Shares per
   Preferred Securities   7/28/98    9/30/2018      par value $1.00 per                     $1,000 prin-
                                                    share, of Capital                       cipal amount
                                                    Trust                                   of Debentures
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

Explanation of Responses:



+ Beneficial ownership of 4,273,500 shares of Class A common shares of beneficial interest, par value $1.00 per share ("Common Shares"), of Capital Trust (the "Trust") is being reported hereunder as a result of Vornado Realty L.P.'s ownership of 50,000 8.25% Step Up Convertible Trust Preferred Securities (the "Preferred Securities"). The Preferred Securities may be converted into Debentures of the Trust on the basis of one Preferred Security for each $1,000 principal amount of Debentures, and the Debentures are immediately convertible into Common Shares of the Trust at an initial rate of 85.47 Common Shares per $1,000 principal amount of Debentures, subject to adjustment to prevent dilution.


                    VORNADO REALTY L.P.


                    By: Vornado Realty Trust, its general
                        partner

                    By:   /s/ Irwin Goldberg                         8/7/98
                       --------------------------------          --------------
                       Name:  Irwin Goldberg                          Date
                       Title: Vice President - Chief
                              Financial Officer

      **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.




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                                                                 SEC 1473 (7-96)